UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Charming Shoppes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

161133103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11,  2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Q
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,732,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,732,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,523,405 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 209,100 Shares underlying short put options.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,523,405 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 209,100 Shares underlying short put options.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MICHAEL APPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ROBERT FRANKFURT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,523,405 (1)
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 1,523,405 (1)
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% **
14	TYPE OF REPORTING PERSON IN

(1) Includes 209,100 Shares underlying short put options.

** See Item 5.

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON THE CHARMING SHOPPES FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,276,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,276,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,276,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.  Myca Partners Inc., Myca Master Fund, Ltd.,  Arnaud Ajdler, Michael Appel, Robert Frankfurt and the Charming Shoppes Full Value Committee (the “Committee”) are hereby added as Reporting Persons to the Schedule 13D.

Item 2 is hereby amended to add the following:

Myca Master Fund, Ltd., (“Myca Master Fund”) is a Cayman Islands company.  The principal business of Myca Master Fund is investment advisory services.  The principal business address of Myca Master Fund is 135 West 20th Street, 5th Floor, New York, New York 10011.  The officers and directors of Myca Master Fund and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.

Myca Partners Inc. (“Myca Partners”) is a Delaware corporation.  The principal business of Myca Partners is investment advisory services and serving as the investment manager of Myca Master Fund.  The principal business address of Myca Partners is 135 West 20th Street, 5th Floor, New York, New York 10011.  The officers and directors of Myca Partners and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.

Arnaud Ajdler (“Mr. Ajdler”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Director of Crescendo Partners II, L.P.  The principal business address of Mr. Ajdler is c/o Crescendo Partners, L.P., 825 Third Avenue, 40th Floor, New York, New York 10022.  Mr. Ajdler is a citizen of Belgium.

Michael Appel (“Mr. Appel”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Director of Quest Turnaround Advisors.  The principal business address of Mr. Appel is c/o Quest Turnaround Advisors, 287 Bowman Avenue, Purchase, New York 10577.  Mr. Appel is a citizen of the United States of America.

Robert Frankfurt (“Mr. Frankfurt”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President of Myca Partners.  The principal business address of Mr. Frankfurt is c/o Myca Partners Inc., 135 West 20th Street, 5th Floor, New York, New York 10011.  Mr. Frankfurt is a citizen of the United States of America.

The Committee is composed of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Myca Partners, Myca Master Fund, Mr. Rosenfeld, Mr. Ajdler, Mr. Appel and Mr. Frankfurt.  The Committee is not a business entity and has no place of organization.

No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 161133103

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,732,400 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $40,613,879, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The aggregate purchase price of the 1,314,305 Shares (excluding 209,100 Shares underlying short put options) owned by Myca Master Fund is approximately $10,668,333, including brokerage commissions.  The Shares owned by Myca Master Fund were acquired with its working capital.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Ajdler is approximately $63,518, including brokerage commissions.  The Shares owned directly by Mr. Ajdler were acquired with personal funds.  The aggregate purchase price of the 6,000 Shares beneficially owned by Mr. Appel is approximately $25,435, including brokerage commissions.  The Shares owned directly by Mr. Appel were acquired with personal funds.

Item 4 is hereby amended to add the following:

The Committee is seeking representation on the Issuer’s Board of Directors (the “Board”).  Crescendo Partners II delivered a letter dated January 11, 2008 to the Corporate Secretary of the Issuer (the "Nomination Letter") on January 14, 2008, nominating Messrs. Ajdler, Appel and Frankfurt, as set forth therein, for election to the Board at the Issuer's 2008 annual meeting of shareholders (the "2008 Annual Meeting").

On January 15, 2008, the Committee delivered a letter (the “January 15 Letter”) to the members of the Issuer’s Board highlighting its significant concerns with the Issuer’s current business strategy, its capital allocation process and its poorly performing stock price.  In the January 15 Letter, the Committee outlined various measures to re-focus the Issuer’s business operations and unlock the true intrinsic value of the Issuer.  A copy of the press release announcing the delivery of the Nomination Letter and the January 15 Letter, that includes the text of the January 15 Letter, is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 116,694,356 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 4, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 7, 2007.

As of the date hereof, Crescendo Partners II beneficially owns 7,354,125 Shares, constituting approximately 6.3% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.3% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.3% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 7,354,125 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

CUSIP NO. 161133103

As of the date hereof, Crescendo Partners III beneficially owns 378,275 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 378,275 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 1,523,405 Shares beneficially owned by Myca Master Fund.  Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares beneficially owned by Myca Master Fund.

As of the date hereof, Myca Master Fund beneficially owns 1,523,405 Shares, constituting 1.3% of the Shares outstanding.  Myca Partners, as the investment manager of Myca Master Fund, may be deemed to beneficially own the 1,523,405 Shares owned by Myca Master Fund, constituting 1.3% of the Shares outstanding.  Myca Master Fund and Myca Partners, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II and the 378,275 Shares owned by Crescendo Partners III.  Myca Master Fund and Myca Partners disclaim beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the date hereof, Mr. Frankfurt, as the President of Myca Partners, the investment manager of Myca Master Fund, may be deemed to beneficially own the 1,523,405 Shares beneficially owned by Myca Master Fund, constituting 1.3% of the Shares outstanding.  Mr. Frankfurt, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II and the 378,275 Shares owned by Crescendo Partners III.  Mr. Frankfurt disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the date hereof, Mr. Ajdler directly owns 15,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares beneficially owned by Myca Master Fund.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

CUSIP NO. 161133103

As of the date hereof, Mr. Appel beneficially owns 6,000 Shares through his Michael Appel Rollover IRA account, constituting less than one percent of the Shares outstanding.  Mr. Appel, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares beneficially owned by Myca Master Fund.  Mr. Appel disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On January 11, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement relating to the sharing of expenses and certain other activities in connection with the proxy solicitation (the “Joint Filing & Solicitation Agreement”).  Specifically, the parties to the Joint Filing & Solicitation Agreement agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the shares of Common Stock of the Issuer to the extent required under applicable securities laws.  Pursuant to the Joint Filing & Solicitation Agreement, Crescendo Partners II and Myca Partners have agreed to pay directly all expenses incurred in connection with the proxy solicitation on a pro rata basis between Crescendo Partners II and Myca Partners based on the number of shares of Common Stock in the aggregate held by each of Crescendo Partners II and Myca Partners as of January 11, 2008.  A copy of the Joint Filing & Solicitation Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On January 11, 2008, Myca Partners entered into a fee arrangement with RCG Starboard Advisors, LLC (“Starboard”) relating to certain fees payable to Myca Partners by Starboard for previously identifying the Issuer as a potential investment opportunity (the “Fee Arrangement”).  Pursuant to the terms of the Fee Arrangement, Starboard agreed to pay Myca Partners an upfront fee and a fee based on the Net Profits (as defined in the Fee Arrangement) on the investment by certain of Starboard’s affiliates in the Issuer.  The Fee Arrangement confirms that Myca Partners and Starboard will make their own independent investment, voting and disposition decisions with respect to the Issuer.  A copy of the Fee Arrangement is attached as Exhibit 99.3 hereto and incorporated herein by reference.

As of the date hereof, Myca Master Fund had entered into transactions with respect to the securities of the Issuer with unrelated third parties under the terms set forth in the following table:

Class of Security	Number of Shares Underlying	Expiration Date	Strike Price ($)
Short Put Option	(209,100)	01/18/08	9.5100

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1.  Joint Filing and Solicitation Agreement, dated as of January 11, 2008, by and among Crescendo Partners II, L.P., Series Q, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Myca Partners Inc., Myca Master Fund, Ltd., Mr. Ajdler, Mr. Appel and Mr. Frankfurt.

Exhibit 99.2.  Press Release, dated January 15, 2008, announcing the delivery by the Committee of the January 11 Letter and Nomination Letter to the Issuer.

Exhibit 99.3.  Fee Arrangement, dated January 11, 2007 by and between Myca Partners, Inc. and RCG Starboard Advisors, LLC.

CUSIP NO. 161133103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008	CRESCENDO PARTNERS II, L.P., SERIES Q
	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

CUSIP NO. 161133103

MYCA MASTER FUND, LTD.

By:	Myca Partners, Inc. its Investment Manager

By:	/s/ Robert Frankfurt
Robert Frankfurt President

MYCA PARTNERS, INC.

By:	/s/ Robert Frankfurt
Robert Frankfurt President

/s/ Robert Frankfurt
ROBERT FRANFURT

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Michael Appel
MICHAEL APPEL

CUSIP NO. 161133103

SCHEDULE A
Transactions in the Shares Since Filing the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

CRESCENDO PARTNERS II, L.P., SERIES Q
50,000	4.2000	01/09/08
65,000	4.5327	01/10/08

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

MYCA MASTER FUND, LTD.
93,405	4.4500	01/08/08
363*	0.4900	01/10/08

MYCA PARTNERS INC.
None

ROBERT FRANKFURT
None

ARNAUD AJDLER
15,000	4.2329	01/11/08

MICHAEL APPEL
6,000**	4.1879	01/11/08

* Exercised Put Option ($9.51 Strike Price).  Each option represents 100 shares of the underlying Common Stock.

** Mr. Appel’s Shares were purchased through his Michael Appel Rollover IRA account.

CUSIP NO. 161133103

SCHEDULE B

Directors and Officers of Myca Partners Inc.

Name and Position	Principal Occupation	Principal Business Address

Robert Frankfurt	President of Myca Partners Inc.	135 West 20th Street, 5th Floor, New York, New York 10011

Directors and Officers of Myca Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Robert Frankfurt	President of Myca Master Fund, Ltd.	135 West 20th Street, 5th Floor, New York, New York 10011